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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 13D/A
                                    (RULE 13D-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*


                         Children's Broadcasting Corporation
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                                   (Name of Issuer)


                                     Common Stock
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                            (Title of Class of Securities)


                                     168755-20-5
                                  -----------------
                                    (CUSIP Number)

                                 Lance W. Riley, Esq.
                         Children's Broadcasting Corporation
                         724 First Street North, Fourth Floor
                                Minneapolis, MN 55401
                                   (612) 338-3300
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   October 21, 1998
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                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.




___________________________
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))


                                     Page 1 of 9
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 CUSIP No.  168755-20-5                 13D           Page  2  of  8  Pages

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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Christopher T. Dahl
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*

      N/A
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                                     / /

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                7    SOLE VOTING POWER

                     636,028
               -----------------------------------------------------------------
   NUMBER OF    8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY       22,500
    OWNED BY   -----------------------------------------------------------------
      EACH      9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          636,028
      WITH     -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     22,500
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      658,528
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             / /
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.6%
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 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     The Reporting Person hereby amends his statements on this Schedule 13D originally filed on January 10, 1997, with respect to his beneficial ownership of shares of Common Stock, par value $.02 per share, of Children's Broadcasting Corporation, a Minnesota corporation (the "Issuer"). Items 1, 3, 5 and 7 of this Schedule 13D are hereby amended as follows:


Item 1:   Security and Issuer

     The Name of the Issuer is Children's Broadcasting Corporation and the address of its principal office is 724 First Street North, Minneapolis, Minnesota 55401. The title of the class of equity security to which this statement relates is Common Stock.


Item 3:   Source and Amount of Funds or Other Consideration

     The Reporting Person and Richard W. Perkins, another director and shareholder of the Issuer, have entered into a three month promissory note (the "Note") with Key Community Bank for the purpose of financing their purchase of an aggregate of 171,000 shares. The principal amount of the Note is $355,000.00, it carries an interest rate of 2 points over the published prime rate per annum and is secured by collateral provided by the Reporting Person and Mr. Perkins.


Item 5:   Interest in Securities of the Issuer

     (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 658,528 shares of Common Stock constituting approximately 9.6% of outstanding Common Stock of the Issuer.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 636,028 shares of Common Stock of the Issuer reported herein. The Reporting Person has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 22,500 shares of Common Stock of the Issuer reported herein.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 7:   Material to be Filed as Exhibits

     99.1 Promissory Note with Key Community Bank


                                     Page 3 of 8
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                                      SIGNATURE

     After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 1998
                                        /s/ Christopher T. Dahl
                                        ---------------------------------------
                                        Christopher T. Dahl
                                        Chairman of the Board, President and
                                        Chief Executive Officer of Children's
                                        Broadcasting Corporation


                                     Page 4 of 8
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     EXHIBIT INDEX

99.1      Promissory Note with Key Community Bank




                                     Page 5 of 8